

Mail Stop 3030

February 6, 2009

Via U S Mail and FAX [(408) 855-4999]

J. Michael Gullard
Interim Chief Executive Officer
Alliance Semiconductor Corporation
4633 Old Ironsides Drive
Santa Clara, California 95054

> **Re:**   **Alliance Semiconductor Corporation**
> **Form 10-K for the fiscal year ended March 31, 2008**
> **File No. 0-22594**

Dear Mr. Gullard:

We have reviewed the information and proposed disclosures filed on December 23, 2008, and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2008

1.	We have reviewed your response to prior comment 1. Although the Division of Corporation Finance is not in a position to agree or disagree with any of the analyses or conclusions contained in that response, we do, solely from the perspective of furthering your efforts to comply with any potential obligations that you now or may have under the Investment Company Act of 1940, encourage you to: liquidate your investment securities as quickly as reasonably practicable; and ensure that any of your transactions in securities are "merely incidental" to your dissolution. Please acknowledge your receipt of this comment.

	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment and the requested information.

	You may contact Jeanne Bennett at (202) 551-3606 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6263 or Timothy Buchmiller, Senior Attorney, at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

	Sincerely,

	Gary Todd
	Reviewing Accountant